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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number 0-31943

ImagicTV Inc.
(Translation of Registrant name into English)

One Brunswick Square 14th Floor, P.O. Box 303 Saint John, New Brunswick, Canada	E2L 3Y2
(Address of Principal Executive Offices)	(Zip Code)

(506) 631-3000
(Registrant's telephone number, including area code)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

Information furnished on this form:

        Material Change Report dated November 8, 2002

        Press Release dated November 7, 2002

Exhibit Index:

1.1    Material Change Report dated November 8, 2002

1.2    Press Release dated November 7, 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMAGICTV INC. (Registrant)
By:	/s/ JEFFREY WHITE Jeffrey White Chief Financial Officer

Date: November 8, 2002

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SIGNATURES